Filed by Arguss Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-9(a)
of the Securities Exchange Act of 1934

Subject Company: Arguss Communications, Inc.
Commission File No. 0-19589
Date: February 1, 2002

FORWARD LOOKING STATEMENTS:

     The report on Form 8–K and the attached exhibit referenced herein contain forward-looking statements. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Dycom Industries, Inc. (“Dycom”) and Arguss Communications, Inc. (“Arguss”) and the benefits expected to result from the contemplated transaction, are based on management’s current expectation and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

     Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares, the approval by the Arguss stockholders of the subsequent merger (if that approval is necessary) or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Dycom and Arguss, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Dycom and Arguss with the U.S. Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION:

     Dycom filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, and Arguss filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Commission in connection with the transaction on January 23, 2002. Dycom and Arguss have also mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related tender offer materials to stockholders of Arguss. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully. Investors and security holders may obtain free copies of these documents through the website maintained by the Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Dycom, by directing a request to Dycom Industries, Inc., 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410, (561) 627-7171, or from Arguss, by directing a request to Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850, (301) 315-0027.

     In addition to the Registration Statement, Tender Offer Statement, Prospectus and Solicitation/Recommendation Statement, Dycom and Arguss file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Dycom or Arguss at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information about the public reference rooms. Dycom’s and Arguss’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

SECOND AMENDMENT TO FORBEARANCE AND MODIFICATION AGREEMENT

     On January 31, 2002, Arguss, certain guarantors of Arguss, Bank of America, N.A., as administrative agent, and certain lenders entered into a Second Amendment to Forbearance and Modification Agreement (the “Second Amendment”) to amend the Forbearance and Modification Agreement, dated as of November 13, 2001, by and among the same parties, as amended by an Amendment to Forbearance and Modification Agreement and Waiver dated as of December 26, 2001 (the “Forbearance Agreement”).

     Among other things, the Second Amendment amends the definition of a “Forbearance Termination Event” under the Forbearance Agreement to include the occurrence of certain events in connection with the Agreement and Plan of Merger dated as of January 7, 2002 among Arguss, Dycom and Troy Acquisition Corp., and to extend the date on which a Forbearance Termination Event will occur, should any other Forbearance Termination Event not have occurred earlier, to April 30, 2002. The Second Amendment also provides for an additional financial covenant to be complied with by Arguss and provides for the payment of certain fees by Arguss. A copy of the Second Amendment was filed by Arguss under cover of Form 8-K today and is incorporated by reference into this filing.

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